December 3, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.
Form 10-Q for the period ended September 30, 2007
Filed November 9, 2007
File No. 0-30066

Dear Mr. O’Brien:

This letter is provided in response to your letter of November 20, 2007, in which you furnished comments with respect to the Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”). Our response and supplemental information is provided following each comment.

Liquidity and Capital Resources, page 29

1.
You have revised your disclosure on page 30 to state that your investment in limited partnerships is a critical part of your capital market investing activities that has historically generated favorable returns for the Company. In future filings, please expand on what you refer to as “favorable returns,” given the cash flow statement reports unrealized losses. Provide quantitative examples as necessary to support this assertion.

While the statement of cash flows for the nine months ended September 30, 2007 reports unrealized and realized losses on not readily marketable securities owned, net, of $2.2 million, the unrealized and realized losses on limited partnerships for the nine months ended September 30, 2007 was $5,000.

When evaluating the performance of the Company’s investment in limited partnerships, the equity in income of limited partnerships should be considered. Equity in income of limited partnerships was $4.3 million for the nine months ended September 30, 2007. The net return on our investment in limited partnerships for the nine months ended September 30, 2007, calculated as equity in income of limited partnerships less the unrealized and realized loss on limited partnerships divided by December 31, 2006 investments in limited partnerships, was 12%.

Mr. Terence O’Brien
December 3, 2007

2.	We also note the disclosures in Notes 4 and 5, and remind you to tell us and disclose in future filings, as previously requested in our letter dated August 23, 2007, the following:
•	The amount of assets that cannot be offered or sold by the Company. If immaterial, so state. (Prior comment 4)
•	Whether you have any material geographic, economic, or industry concentrations in the securities portfolio. (Prior comment 7)

The amount of assets that cannot be offered or sold by the Company is immaterial. The Company’s securities portfolio has material geographic concentrations in North America and material industry concentrations in the energy and energy-related and life sciences sectors. In future filings, we will disclose and quantify all material concentrations in the securities portfolio.

Prior comment 4 was raised in connection with the critical accounting policy disclosure included in the Management’s Discussion and Analysis section of our Form 10-K and prior comment 7 was raised in connection with Note 19 - Concentrations of Credit Risk in our Form 10-K. The Company intended to include these additional disclosures in those disclosures in the Form 10-K for the year ended December 31, 2007.

In future filings on Forms 10-Q and 10-K, we will include these disclosures in the Securities Owned and Securities Sold, Not Yet Purchased footnote as requested above.

If you have any questions with respect to the foregoing responses, please call me at (713) 993-4614.

Very truly yours,

Sanders Morris Harris Group Inc.

/s/ Rick Berry

Rick Berry
Chief Financial Officer